AMENDED AND RESTATED PLAN OF DISTRIBUTION

of

Capital Group FIXED Income ETF TRUST

WHEREAS, Capital Group Fixed Income ETF Trust (the “Trust”) is a Delaware statutory trust that offers shares of beneficial interest in separate series (each a “Fund” and collectively the “Funds”) and may offer additional series in the future;

WHEREAS, American Funds Distributors, Inc. (“AFD”) or any successor entity designated by the Trust (AFD and any such successor collectively are referred to as “Distributor”) will serve as distributor of the shares of beneficial interest of the Funds, and the Trust and Distributor are parties to a principal underwriting agreement (the “Agreement”);

WHEREAS, the purpose of this Amended and Restated Plan of Distribution (the “Plan”) is to authorize each Fund to bear expenses of distribution and servicing of its shares; and

WHEREAS, the Board of Trustees of the Trust has determined that there is a reasonable likelihood that this Plan will benefit each Fund and its shareholders;

NOW, THEREFORE, the Trust, on behalf of each Fund, adopts this Plan as follows:

1.       Payments to Distributor. Each Fund may expend pursuant to this Plan and as set forth below an aggregate amount not to exceed 0.25% per annum of the average daily net assets of the Fund’s shares.

The categories of expenses permitted under this Plan include service fees (“Service Fees”) and distribution fees (“Distribution Fees”) in an amount not to exceed, in the aggregate, 0.25% per annum of the average daily net assets of a Fund. Expenditures characterized as Distribution Fees may be used to provide shareholder services. The actual amounts paid shall be determined by the Board of Trustees. The Service Fee compensates the Distributor for service-related expenses, including paying Service Fees to others in respect of shares of such Fund. The Distribution Fee compensates the Distributor for providing distribution services in respect of such Fund. Notwithstanding the foregoing, the Distributor will receive such fees only with respect to accounts to which a broker-dealer (or other intermediary) other than the Distributor has been assigned at any time during the payment period.

2.       Approval by the Board. This Plan shall not take effect with respect to a Fund until it has been approved, together with any related agreement, by votes of the majority of both (i) the Board of Trustees of the Trust and (ii) those Trustees of the Trust who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), and have no direct or indirect financial interest in the operation of this Plan or any agreement related to it (the “Independent Trustees”), at a meeting called for the purpose of voting on this Plan and/or such agreement.

3.       Review of Expenditures. At least quarterly, the Board of Trustees shall be provided by any person authorized to direct the disposition of monies paid or payable by the Funds pursuant to this Plan or any related agreement, and the Board shall review, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

4.       Effective Date and Termination of Plan. This Plan shall become effective with respect to a Fund, and may be terminated with respect to a Fund, at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding shares of the applicable Fund. The Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for in paragraph 2 hereof. This Plan shall be approved, amended, continued or renewed in accordance with requirements of the 1940 Act and rules, orders and guidance adopted or issued by the U.S. Securities and Exchange Commission.

5.       Requirements of Agreement. Any agreement related to this Plan shall be in writing, and shall provide:

a.	that such agreement may be terminated as to a Fund at any time, without payment of any penalty by the vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding shares of such Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and

b.	that such agreement shall terminate automatically in the event of its assignment.

6.       Amendment. This Plan may not be amended to increase materially the maximum amount of fees or other distribution expenses provided for in paragraph 1 hereof with respect to shares of a Fund unless such amendment is approved by vote of a majority of the outstanding shares of such Fund and as provided in paragraph 2 hereof, and no other material amendment to this Plan shall be made unless approved in the manner provided for in paragraph 2 hereof.

7.       Nomination of Trustees. While this Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of the Independent Trustees of the Trust.

8.       Issuance of Additional Series of Funds. This Plan may be adopted, amended, continued or renewed with respect to a Fund as provided herein, notwithstanding that such adoption, amendment, continuance or renewal has not been effected with respect to any one or more other Funds.

9.       Record Retention. The Trust shall preserve copies of this Plan and any related agreement and all reports made pursuant to paragraph 3 hereof for not less than six (6) years from the date of this Plan, or such agreement or reports, as the case may be, the first two (2) years of which such records shall be stored in an easily accessible place.

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IN WITNESS WHEREOF, each Fund has caused this Plan to be executed by its officer thereunto duly authorized, as of September 16, 2022.

Capital Group FIXED Income ETF TRUST

By /s/ Jennifer L. Butler

Jennifer L. Butler

Secretary